Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Iterum Therapeutics plc (formerly Iterum Therapeutics Limited):

We consent to the use of our report dated March 9, 2018, with respect to the consolidated balance sheets of Iterum Therapeutics plc (formerly Iterum Therapeutics Limited) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in convertible preferred shares and shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Dublin, Ireland

May 1, 2018